EXHIBIT 99

                LASERSIGHT ANNOUNCES SECOND QUARTER 2001 RESULTS
               Announces Strategic Restructuring and FDA Progress

Winter Park, FL. (August 14, 2001) - LaserSight Incorporated (NASDAQ: LASE) today announced financial results for the three and six months ended June 30, 2001. Revenues for the second quarter were $3.5 million compared to $11.5 million in the second quarter of 2000. The Company reported a net loss of $8.7 million, or $0.36 per common share, compared to a net loss of $2.1 million reported for the second quarter of 2000. The loss per share in the second quarter of 2000 was $0.10. The average common shares outstanding were 24,135,000 during the second quarter of 2001 compared to 20,340,000 in the second quarter of 2000.

Revenues for the six months ended June 30, 2001 were $7.9 million compared to $20.2 million in the comparable period of 2000. The Company reported a net loss of $11.2 million for the six months ended June 30, 2001, or $0.47 per share, compared to a net loss of $4.9 million reported for the six months ended June 30, 2000. The loss per share for the six months ended June 30, 2000 was $0.25. The average common shares outstanding were 23,826,000 during the six months ended June 30, 2001 and 19,787,000 in the comparable period of 2000.

During the three months ended June 30, 2001 the Company sold 10 refractive laser systems, compared to 30 systems sold during the second quarter of 2000. Revenues during the second quarter of 2000 reflected the fact that it was the first full fiscal quarter during which the Company's LaserScan LSX was available for sale in the U.S. market for treatment of myopia without astigmatism. Sales of excimer laser systems in the U.S. during the quarter ended June 30, 2001 were impacted by the delay in the FDA's approval of the Company's PMA Supplement for treatment of myopia with astigmatism.

Included in the three months ended June 30, 2001 was a one-time charge of approximately $0.6 million attributable to the settlement of patent litigation and approximately $1.2 million of legal expenses attributable to patent litigation included in operating expenses. Included in the six months ended June 30, 2001 was a $4.0 million gain on the sale of the Blum patent, as previously reported, a one time charge of approximately $0.6 million attributable to the settlement of patent litigation and approximately $2.4 million of legal expenses attributable to patent litigation included in operating expenses. These legal expenses and charges will not continue due to the settlement of the patent litigation in May 2001.

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                    Strategic Restructuring and FDA Progress

The Company also announced today that after a significant detailed analysis of its business plan, LaserSight is implementing a restructuring program. Subsequent to receipt of the FDA astigmatism approval and anticipated new product releases, the restructuring will allow the Company to be better positioned to achieve revenue growth and profitability.

The restructuring is not being implemented in response to any negative developments related to receiving the FDA astigmatism approval. Based on recent conversations with the FDA, management believes the astigmatism approval will be received in the near future.

The restructuring targets areas within the Company that can function with reduced staff in the short term without impacting the Company's long term business plan. One component of the restructuring will result in the temporary reduction of the Company's workforce of 53 employees, or 31 percent, with reductions spread throughout the organization. Particular attention has been given to maintaining the development, sales and service capabilities of the Company in anticipation of the commercial release of the UltraShaper(TM) durable keratome, receipt of the FDA astigmatism approval and the commercial release of the AstraMax(TM) integrated diagnostic workstation. The restructuring will not affect the Company's ability to respond to what it believes will be the U.S. demand for its LaserScan LSX(R) through the end of the year due to the laser systems currently in inventory. The Company also announced that its executive management group will take a salary reduction as a part of this restructuring.

"We have carefully implemented the restructuring in order to preserve the long term interest of the Company and have not altered our commitment to our current and future customers. The continued development of our scanning laser system for our CustomEyes(TM) ablation planning products including the AstraMax and AstraPro(TM) will remain a priority," said Michael R. Farris, president and chief executive officer of LaserSight Incorporated. "Of course we will continue to support our existing base of LaserScan LSX users with the same level of outstanding support they have been receiving."

Mr. Farris commented, "The decision to restructure came after a thorough review of all aspects of LaserSight's business. As a result of this restructuring, the Company is now better positioned to meet current conditions and market needs. We believe that with the signing of the Visx license and the build up of systems in finished goods inventory, our immediate action must be to protect shareholder interests by preserving working capital, controlling costs and focusing on selling products. These actions better position the Company to achieve profitability once we have received the FDA astigmatism approval expected in the near future. Our objective is to make LaserSight a profitable business. We will continue to concentrate our sales efforts in the international markets for the LaserScan LSX and on the commercial roll out of our UltraShaper durable keratome and AstraMax integrated diagnostic workstation to the U.S. and international markets."

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Mr. Farris concluded, "LaserSight continues to have a significant opportunity to leverage its current assets and technologies and remains in ongoing discussions regarding licensing certain patents to other laser vision correction manufacturers. LaserSight's strategy is to demonstrate financial performance after FDA astigmatism approval by optimizing its assets, financial performance and cost structure and continuing to review our operations for possible consolidations and economies of scale. We will continue to pursue new partnerships and strategic relationships that will enhance the Company's growth and profitability."

LaserSight is a leading supplier of quality technology solutions for vision correction. Its products and technologies include the patented LaserScan LSX(R) precision beam microspot scanning system, its international research and development activities related to the Astra family of products used to perform custom ablation procedures know as CustomEyes(TM) and its MicroShape(TM) family of keratome products. In the United States, the Company's LaserScan LSX excimer laser system operating at 200 Hz is approved for the treatment of low to moderate myopia by photorefractive keratectomy. The Astra family of products includes the AstraMax(TM) diagnostic work station designed to provide precise diagnostic measurements of the eye and the AstraPro(TM) software, a surgical planning tool that will utilize advanced levels of diagnostic measurements for the planning of custom ablation treatments. The Company has received notification from the FDA that it may begin commercial distribution of its AstraMax(TM) integrated diagnostic workstation, and continues its international clinical testing of its AstraPro planning software. The MicroShape family of keratome products includes the UltraShaper(TM) durable keratome and UltraEdge(R) keratome blades. LaserSight's technologies are covered by an intellectual property portfolio of strategically important patents, patent applications and licenses related generally to refractive surgery utilizing precision microspot beam scanning laser technology, treatment techniques to optimize refractive clinical outcomes, solid-state and infrared laser technology, multi-camera stereo-based corneal analysis, glaucoma and retinal treatments and keratome design.

This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, regulatory approvals and commercialization of products, which involve risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

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Following are selected LaserSight financial results (in 000s except per share data):
                                     Three Months Ended      Six Months Ended
                                           June 30,               June 30,
                                      2001        2000       2001        2000
                                      ----        ----       ----        ----
Total Revenues                     $ 3,467      11,461       7,861      20,156
Cost of Revenues                     1,669       4,272       3,701       7,765
Gross Profit                         1,798       7,189       4,160      12,391
Research, Development
  and Regulatory                       944       1,310       1,875       2,250
General & Administrative and
  Amortization of Intangibles        7,462       6,235      14,310      11,900
Selling-Related                      1,498       1,988       2,660       3,606
Loss from Operations                (8,106)     (2,344)    (14,685)     (5,365)
Gain on Sale of Patent                  --          --       3,951          --
Litigation Settlement                 (591)         --        (591)         --
Other Income, Net                       17         229         172         491
Net Loss                          $ (8,680)     (2,115)    (11,153)     (4,874)
Loss per Common Share -
  Basic and Diluted               $  (0.36)      (0.10)      (0.47)      (0.25)
Weighted Average Number of
  Shares Outstanding                24,135      20,340      23,826      19,787


Selected balance sheet data (in 000s):

                                       June 30, 2001       December 31, 2000
                                       -------------       -----------------
Cash and Cash Equivalents                $  4,774               $  8,594
Accounts and Notes Receivable
  (Current), Net                           13,264                 13,612
Total Current Assets                       31,254                 34,658
Total Current Liabilities                  13,059                 13,978
Long-Term Obligations                       3,010                    110
Stockholders' Equity                       27,528                 37,335